Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Grab’s Huge SPAC Merger Heralds Asia’s Next Tech Boom

The Southeast Asian ride-hailing and delivery app is going public in the U.S. at a $40 billion valuation and others look likely to follow suit

Wall Street Journal

By Jing Yang

7 May 2021

For Southeast Asia’s technology industry, Grab Holdings Inc.’s record-breaking deal to go public via a SPAC is a watershed moment.

Bankers and investors have long talked up Southeast Asia’s potential, and venture-capital funds have poured billions of dollars into the region. But so far, few of those investments have translated into big paydays from large listings or takeovers. And stock-market investors have had few ways to get in on the action, apart from the gaming and e-commerce group Sea Ltd.

With Grab, a Singapore-headquartered ride-hailing and delivery company, set to join Sea on the Nasdaq Stock Market, that is changing fast. Meanwhile, two other heavyweights, Gojek and Tokopedia, are working on a merger that could be a prelude to another big listing.

The $40 billion Grab deal “will attract a lot of investor attention and interest in the market,” said Chua Kee Lock, chief executive of Vertex Holdings. Vertex is the venture-capital arm of Singapore’s Temasek Holdings, and was Grab’s first institutional investor. “Before Grab, nobody made money from investing in Southeast Asia startups other than Sea,” he said.

Mr. Chua said today’s Southeast Asia is like China about 15 years ago, when the country’s first batch of startups went public in the U.S. and caused a splash. Chinese giants such as Tencent Holdings Ltd. , Alibaba Group Holding Ltd. and JD.com Inc. now rank among the world’s biggest tech firms.

Last year, Southeast Asia was home to eight unicorns, or startups valued at more than $1 billion, an August report by the Hurun Research Institute showed. That was two more than the previous year. As well as Grab, Gojek, Sea, and Tokopedia, these include the e-commerce group Traveloka and the financial-technology company Ovo, both of which are based in Indonesia. The Hurun figures also include the Alibaba-controlled Lazada.

Grab said earlier this month that it will merge with a special-purpose acquisition company sponsored by Altimeter Capital of Menlo Park, Calif., in a deal that values it at nearly $40 billion. The transaction is expected to close in July.

In going public it is following Sea, whose e-commerce app Shopee is also making forays into food delivery and financial services. Shares in Sea, which is backed by China’s Tencent, have surged more than 16-fold since it made its debut on the Nasdaq in late 2017.

The region poses numerous challenges, with a range of cultures, laws and languages, patchy infrastructure and sometimes tough terrain. But it also boasts huge promise. The smartphone penetration rate, measured by the percentage of households with at least one device, is at 68%, and half of the population is under 30 years old, a Grab filing shows—both measures that bode well for app operators.

Southeast Asia has attracted growing amounts of venture capital. Last year, investors allocated $7.6 billion through more than 500 investments in startups in the region, according to private equity data provider Preqin. That is a leap from about $200 million spread over 65 deals in 2011.

Launched in 2012 as a ride-hailing app in Malaysia, Grab grew out of a Harvard Business School project by co-founders Anthony Tan and Hooi Ling Tan. After a costly war with Uber Technologies Inc., it bought the latter’s Southeast Asian businesses in March 2018.

Grab, whose other backers include the SoftBank Vision Fund, now commands a 70% market share in ride-hailing and 50% in food delivery. It is aiming to become a superapp—a single platform that provides a range of services—for consumers, drivers and merchants. Grab has expanded into financial services such as payments, insurance and lending for consumers and drivers.

Nonetheless, it still faces competition from both startups and brick-and-mortar players, said Jixun Foo, a managing partner at GGV Capital, an early investor in Grab.

“The landscape will continue to be competitive but Grab has been consistent in its ability to execute and stand out,” Mr. Foo said. He said global regulatory pressure on potential tech monopolies is also something that “Grab has to navigate.”

Indonesian ride-hailing company Gojek and e-commerce group Tokopedia, two of Grab’s strongest rivals, are set to merge, and are also targeting an all-in-one superapp model. Alibaba is also active in the region through its Lazada subsidiary, though it has struggled to replicate its huge domestic success overseas.

The $4.5 billion Grab will receive from the SPAC deal will help it keep expanding rapidly, even as it doesn’t expect to turn a profit on an Ebitda basis—meaning earnings before interest, tax, depreciation and amortization—until 2023. It lost $800 million on that measure last year.

“We’re going to double down on building a large, low-cost on-demand delivery network,” Grab President Ming Maa said in an interview. “It’s not about getting goods in the next day or two days, it’s about getting goods in one hour or two hours,” he said.

As regulators in the U.S., Europe and China rein in powerful tech giants, Mr. Maa is mindful of its market position. “We are no stranger to competition. Even after Uber left, we have had great competition in every single market,” he said.

The Grab merger, by far the biggest involving a blank-check company, was put together despite a tide of challenges, underscoring investor enthusiasm for the nine-year-old company and for the opportunities offered by Southeast Asia’s 670 million consumers.

It kicked off during a broad selloff in tech stocks, which worsened after the implosion of family office Archegos Capital Management. One day before the deal was announced, the Securities and Exchange Commission warned it would step up scrutiny of SPACs, putting the brakes on new SPAC issuance.

The merger comes alongside a $4 billion-plus fundraising known as a PIPE, or private investment in public equity. This was the largest-ever share sale by a Southeast Asian company in the U.S., and drew investors such as BlackRock Inc., Morgan Stanley, T. Rowe Price Associates Inc., and numerous state funds.

“We felt very blessed,” Mr. Maa said, referring to the deal process. “Despite how challenging and volatile the markets were, we were able to attract some of the best long-term investors,” he said.

—Yifan Wang contributed to this article.

Link to article: https://www.wsj.com/articles/grabs-huge-spac-merger-heralds-asias-next-tech-boom-11620379803

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.